UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Audited Financial Statements and Schedule

Years Ended October 27, 2007, and October 28, 2006

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 27, 2007, and October 28, 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2007, and October 28, 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 21, 2008

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 27, 2007	October 28, 2006
Assets
Cash and cash equivalents	$—	$8,424
Investments, at fair value	262,464,800	247,523,692
Contributions receivable from Hormel Foods Corporation	10,577,075	9,983,455
Contributions receivable from participants	7	176
Net assets available for benefits	$273,041,882	$257,515,747

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 27, 2007	October 28, 2006
Additions:
Contributions from Hormel Foods Corporation	$10,573,094	$9,996,710
Contributions from participants	70,900	97,757
Interest and dividend income	4,240,042	3,678,862
	14,884,036	13,773,329

Deductions:
Distributions	16,284,703	23,333,214
Administrative expenses	93,485	115,642
	16,378,188	23,448,856

Net realized and unrealized appreciation in fair value of investments	17,020,287	26,085,643
Net additions	15,526,135	16,410,116
Net assets available for benefits at beginning of year	257,515,747	241,105,631
Net assets available for benefits at end of year	$273,041,882	$257,515,747

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 27, 2007

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan covering employees of the Company and certain eligible subsidiaries. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan account. Employer contributions are 100% vested in the participants’ plan accounts for those employees hired prior to October 29, 2006. Employer contributions for employees hired after October 28, 2006, vest over a graduated six-year term.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

The Company has the right under the plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investment Contracts

The crediting interest rate on the General Investment Account was 4.65% and 4.25% as of October 27, 2007, and October 28, 2006, respectively. The Plan has entered into a benefit-responsive investment contract with MassMutual which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breech of the contract terms by the investor or on the contract anniversary date with 90 days prior notice.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investment Contracts (continued)

During the years ended October 27, 2007, and October 28, 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $17,020,287 and $26,085,643, respectively, as follows:

	2007	2006
Net appreciation in fair value during the year:
Nonpooled separate account (containing company stock)	$2,106,998	$13,727,842
Separate trust accounts	5,416,134	3,592,591
Pooled separate accounts	8,186,533	7,869,910
Common and preferred stock	(7,210)	64,141
Mutual funds	1,292,178	827,642
Federal bond	32	(485)
Other	25,622	4,002
	$17,020,287	$26,085,643

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 37% of total investments at October 27, 2007, and 42% of total investments at October 28, 2006.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2007	October 28, 2006
Nonpooled separate account:
Hormel Foods Corporation common stock	$94,554,549	$101,315,668
IBT Money Market Fund	1,342,189	1,415,285
Total nonpooled separate account	95,896,738	102,730,953

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	52,748,304	52,471,356

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investment Contracts (continued)

	October 27, 2007	October 28, 2006
Pooled separate account:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	19,990,763	17,906,780

Separate trust account:
Investors Bank & Trust Company:
American Funds Euro Pacific Fund	17,334,469	12,372,689

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

EIN: 41-0319970  Plan: 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 27, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	4,141,437 units	$95,896,738

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	3,297,164 units	52,748,304

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,141,019 units	19,990,763
Moderate Growth Fund	700,427 units	12,203,578
Select Small Cap Value Equity Fund (SSgA)	53,759 units	5,704,093
Select Fundamental Value (Wellington)	54,496 units	8,911,026
Conservative Growth Fund	602,410 units	10,195,876
Select Large Cap Value Fund (Davis)	25,209 units	5,410,746
Select Indexed Equity Fund (Northern Trust)	8,020 units	3,325,673
Select Aggressive Growth Fund (Sands)	38,980 units	2,999,521
Premier Core Bond (Babson Capital)	999 units	1,520,112
Conservative Journey	7,670 units	1,181,632
Total pooled separate accounts		71,443,020

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	624,245 units	17,334,469
Manager’s Special Equity Fund	359,906 units	5,451,951
American Funds Growth R4 Fund	395,355 units	7,082,555
Black Rock High Yield Bond	191,619 units	2,336,041
Total separate trust accounts		32,205,016

Self-directed brokerage assets		10,171,722
Total assets held for investment purposes		$262,464,800

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING TRUST

Date:	April 22, 2008	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm